U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate	Investors
MFC Industrial Ltd.	Allen & Caron Inc.
Rene Randall	Joseph Allen
1 (604) 683-8286 ex 224	1 (212) 691-8087
rrandall@bmgmt.com	joe@allencaron.com

MFC INDUSTRIAL ANNOUNCES EXTENSION OF ITS OFFER FOR COMPTON TO
AUGUST 27, 2012

NEW YORK (August 16, 2012) . . . MFC Industrial Ltd. (NYSE: MIL) ("MFC" or the "Company"), today announced that it has extended the expiry time of its offer (the "Offer") for all of the common shares (the "Compton Shares") of Compton Petroleum Corporation ("Compton") to 5:00 p.m. (PDT) on August 27, 2012.

MFC has extended the Offer as it is awaiting the requisite consents and in order to provide Compton shareholders additional time to tender to the Offer. As at the date hereof, approximately 24.1 million Compton Shares have been deposited to the Offer, representing approximately 91.3% of the currently outstanding Compton Shares. MFC intends to acquire any untendered Compton Shares pursuant to a compulsory acquisition under applicable law in the event that it acquires 90% or more of the Compton Shares under the Offer (other than shares held by the Company and its affiliates at the date of the Offer).

MFC also announced that it has received an advanced ruling certificate from Canada's Commissioner of Competition, exempting the Offer from the merger review provisions of the Competition Act (Canada).

The Offer, made by MFC, together with MFC Acquisition Inc., its indirect, wholly-owned subsidiary, is more fully described in the takeover bid circular and other ancillary documentation that MFC filed on July 12, 2012, on SEDAR at www.sedar.com. Compton shareholders are encouraged to read such documents carefully and in their entirety.

The Offer will be open for acceptance until 5:00 p.m. (PDT) on August 27, 2012, unless extended or withdrawn by MFC.

Computershare Investor Services Inc. is the depositary for the Offer. Compton shareholders can obtain copies of the takeover bid circular and related materials at no charge from the depositary toll-free at 1-800-564-6253 or by email at corporateactions@computershare.com.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations and mineral interests, which focus on metals, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding the Company's ability to complete the Offer and other contemplated transactions, the impact of the proposed acquisition on its business and operations and its ability to integrate the business and operations of Compton, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, MFC's and Compton's ability to obtain required consents and approvals in connection with the transactions, the business of MFC and Compton may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company's Management's Discussion and Analysis for the six months ended June 30, 2012, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2011.

(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	August 17, 2012